LEGACY TECHNOLOGY HOLDINGS, INC.
                                7609 Ralston Road
                                Arvada, CO 80002
                                  303-422-8127


                                December 17, 2012


VIA EDGAR

Securities and Exchange Commission
Attn:    Claire DeLabar
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Legacy Technology, Inc.
         Form 10-K for the fiscal year ended December 31, 2011 Filed October 10, 2012 File No. 0-50294

Dear Ms. Lebar:

         We have received your correspondence dated December 17, 2012, regarding the above referenced filing of Legacy Technology, Inc. The filing has been amended to include the accountant's report pursuant to Rule 2-02 of Regulation S-X.

         Further, the Company acknowledges, that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                      Sincerely,


                                                    /s/Redgie Green
                                                       ------------
                                                      Redgie Green
                                                      Chief Executive Officer